                                                Filed pursuant to Rule 424(b)(2)
                                  Registration Nos. 333-565787 and 333-565787-01


                                                                    [CHASE LOGO]

$350,000,000
CHASE CAPITAL VII
7.00% CAPITAL SECURITIES, SERIES G
(LIQUIDATION AMOUNT $25 PER CAPITAL SECURITY)
FULLY AND UNCONDITIONALLY GUARANTEED, AS DESCRIBED BELOW, BY
THE CHASE MANHATTAN CORPORATION


DISTRIBUTIONS

-   Quarterly, beginning July 31, 1999.

- Distributions may be postponed for up to five years, but not beyond the maturity date.

ISSUER AND GUARANTOR

- Chase Capital VII, a subsidiary of The Chase Manhattan Corporation, will issue the Capital Securities.

- Chase Capital VII's only assets will be the Prospectus Supplement (To Prospectus Dated July 17, 1998) Subordinated Debentures to be issued by The Chase Manhattan Corporation and having essentially the same payment terms as the Capital Securities. Chase Capital VII can make distributions on the Capital Securities only if The Chase Manhattan Corporation makes interest payments on the Subordinated Debentures.

- The Chase Manhattan Corporation will guarantee the Capital Securities as described in this document.

MATURITY DATE

-   May 15, 2029.

REDEMPTION

- The Capital Securities may be redeemed at any time on or after May 28, 2004 or earlier upon certain events involving taxation or capital treatment.

SUBORDINATION
- The Subordinated Debentures will be subordinated to all existing and future senior debt of The Chase Manhattan Corporation and all liabilities of its subsidiaries. As a result, the Capital Securities also will be effectively subordinated to the same debt and liabilities.

LISTING

- The Capital Securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

     ----------------------------------------------------------------------
INVESTING IN THE CAPITAL SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-7.

THESE SECURITIES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     ----------------------------------------------------------------------

                                                 Per Capital Security                         Total
   Initial Public Offering Price                 $25.00(1)                       $350,000,000(1)
   Underwriting Commissions                      (2)                             (2)
   Proceeds to Issuer                            $25.00                          $350,000,000

(1) Your purchase price will also include any distributions accrued on the Capital Securities since May 28, 1999.
(2) The Chase Manhattan Corporation will pay underwriting commissions of $0.7875 per Capital Security ($11,025,000 in total).
     ----------------------------------------------------------------------

- The Capital Securities will be delivered to you through the book-entry facilities of The Depository Trust Company on or about May 28, 1999.

- The underwriters named herein will purchase the Capital Securities on a firm commitment basis and offer them to you, subject to certain conditions.

- Certain of our affiliates, including Chase Securities Inc., may use this Prospectus Supplement and the attached Prospectus in connection with offers and sales of the Capital Securities in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

CHASE SECURITIES INC.                                       SALOMON SMITH BARNEY

MERRILL LYNCH & CO.
                     MORGAN STANLEY DEAN WITTER
                                        PAINEWEBBER INCORPORATED
                                                     PRUDENTIAL SECURITIES

BEAR, STEARNS & CO. INC.           GOLDMAN, SACHS & CO.          LEHMAN BROTHERS
     ----------------------------------------------------------------------

            The date of this Prospectus Supplement is May 21, 1999.

     In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus. We have not authorized anyone to provide you with any other information. If you receive any information not authorized by us, you should not rely on it.

     We are offering the Capital Securities for sale only in places where sales are permitted.

     You should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the attached Prospectus is accurate as of any date other than its respective date.

             ------------------------------------------------------

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT
Summary...............................   S-3
Risk Factors..........................   S-7
Chase Capital VII.....................   S-9
The Chase Manhattan Corporation.......   S-9
Capitalization........................  S-10
Accounting Treatment..................  S-11
Summary of Terms of Capital
  Securities..........................  S-11
Summary of Terms of Subordinated
  Debentures..........................  S-16
Guarantee of Capital Securities.......  S-19
Certain Federal Income Tax
  Consequences........................  S-19
ERISA Considerations..................  S-23
Underwriting..........................  S-25
Validity of Securities................  S-27
PROSPECTUS
Available Information.................     3
Incorporation of Certain Documents by
  Reference...........................     3
The Chase Manhattan Corporation.......     5
The Issuers...........................     5
Use of Proceeds.......................     6
Description of Junior Subordinated
  Debentures..........................     6
Description of Preferred Securities...    17
Book-Entry Issuance...................    28
Description of Guarantees.............    31
Relationship Among the Preferred
  Securities, the Corresponding Junior
  Subordinated Debentures and the
  Guarantees..........................    33
Plan of Distribution..................    34
Validity of Securities................    35
Experts...............................    35

                                    SUMMARY

     In this summary, we have highlighted certain information in this Prospectus Supplement and the attached Prospectus. This summary may not contain all of the information that is important to you. To understand the terms of the Capital Securities and the related Guarantees and Subordinated Debentures, as well as the considerations that are important to you in making your investment decision, you should carefully read this entire Prospectus Supplement and the attached Prospectus. You should also read the documents we have referred you to in "Available Information" and "Incorporation of Certain Documents by Reference" on pages 3 and 4 of the attached Prospectus.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This Prospectus Supplement summarizes the specific terms of the securities being offered and supplements the general descriptions set forth in the attached Prospectus. This Prospectus Supplement may also update or supersede information in the attached Prospectus. In the case of inconsistencies, this Prospectus Supplement will apply. Capitalized terms used but not defined in this Prospectus Supplement have the meanings indicated in the attached Prospectus.

                              THE ISSUER AND CHASE

     Chase Capital VII, which we refer to as the "Issuer", is a Delaware business trust. It was created for the sole purpose of issuing the 7.00% Capital Securities, Series G, which we refer to as the "Capital Securities", and engaging in the other transactions described in this Prospectus Supplement and the attached Prospectus. The Issuer Trustees referred to on page 5 of the attached Prospectus will conduct the business affairs of the Issuer.

     The Chase Manhattan Corporation, which we refer to as "Chase", is a bank holding company. Through its subsidiaries, Chase conducts domestic and international financial services businesses. Chase is one of the largest banking institutions in the United States, with $361 billion in assets and $23 billion in stockholders' equity as of March 31, 1999.

     Chase's principal executive office is located at 270 Park Avenue, New York, New York 10017. Its telephone number is (212) 270-6000.

                             THE CAPITAL SECURITIES

     Each Capital Security will represent an undivided beneficial ownership interest in the assets of the Issuer.

     The Issuer will sell the Capital Securities to the public and its Common Securities to Chase. The Issuer will use the proceeds from those sales to purchase $360,824,750 aggregate principal amount of 7.00% Junior Subordinated Deferrable Interest Debentures, Series G, which we refer to as the "Subordinated Debentures". Chase will pay interest on the Subordinated Debentures at the same rates and on the same dates as the Issuer makes payments on the Capital Securities. The Issuer will use payments it receives on the Subordinated Debentures to make the corresponding payments on the Capital Securities.

DISTRIBUTIONS

     If you purchase Capital Securities, you will be entitled to receive cumulative cash distributions at the annual rate of 7.00% of the stated liquidation amount of $25 per Capital Security (the "Liquidation Amount"). Distributions will accumulate from May 28, 1999. The Issuer will make distribution payments on the Capital Securities quarterly in arrears, on each January 31, April 30, July 31 and October 31, beginning July 31, 1999, unless those payments are deferred as described below.

DEFERRAL OF DISTRIBUTIONS

     Chase may elect, on one or more occasions, to defer the quarterly interest payments on the Subordinated Debentures for a period of up to 20 consecutive quarterly periods. In other words, Chase can declare one or more interest payment moratoriums on the Subordinated Debentures, each of which may last for up to five years. However, no interest deferral may (1) extend beyond the stated maturity date of the Subordinated Debentures or (2) begin during the existence of an event of default with respect to the Subordinated Debentures.

     If Chase exercises its right to defer interest payments on the Subordinated Debentures, the Issuer will also defer distribution payments on the Capital Securities.

     Although you will not receive distribution payments on the Capital Securities if interest payments are deferred, interest will continue to accrue, compounded quarterly, on the Subordinated Debentures, and deferred interest payments will accrue additional interest. As a result, additional distributions will continue to accumulate on the deferred distributions at the annual rate of 7.00%, compounded quarterly.

     If Chase defers payments of interest on the Subordinated Debentures, the Subordinated Debentures will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred distributions on your Capital Securities in gross income for United States federal income tax purposes, prior to receiving any cash distributions.

REDEMPTION

     The Issuer will redeem the Capital Securities and its Common Securities on May 15, 2029, the stated maturity date of the Subordinated Debentures. In addition, if Chase redeems or repays any Subordinated Debentures prior to their stated maturity date, the Issuer will use the cash it receives to redeem, on a proportionate basis, an equal amount of Capital Securities and Common Securities.

     The redemption terms of the Subordinated Debentures are summarized below under "Summary -- The Subordinated Debentures -- Redemption."

     Upon any redemption of the Capital Securities, you will be entitled to receive a redemption price equal to the Liquidation Amount of the Capital Securities redeemed, plus any accumulated and unpaid distributions to the date of redemption.

LIQUIDATION OF THE ISSUER AND DISTRIBUTION OF SUBORDINATED DEBENTURES TO HOLDERS

     Chase may dissolve the Issuer at any time, subject to its receipt of any required prior approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve").
     If Chase dissolves the Issuer, after the Issuer satisfies all of its liabilities as required by law, the Issuer Trustees will:

     - distribute the Subordinated Debentures to the holders of the Capital Securities; or

     - if the Property Trustee determines that a distribution of the Subordinated Debentures is not practical, pay the Liquidation Amount of the Capital Securities, plus any accumulated and unpaid distributions to the payment date, in cash.

BOOK-ENTRY

     The Capital Securities will be represented by one or more global securities registered in the name of and deposited with The Depository Trust Company ("DTC") or its nominee. This means that you will not receive a certificate for your Capital Securities and Capital Securities will not be registered in your name, except under certain limited circumstances described in the attached Prospectus under the caption "Description of Preferred Securities -- Global Preferred Securities".

LISTING OF THE CAPITAL SECURITIES

     The Capital Securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

                          THE SUBORDINATED DEBENTURES

MATURITY AND INTEREST

     The Subordinated Debentures will mature on May 15, 2029. They will bear interest at the annual rate of 7.00% of their principal amount. Interest on the Subordinated Debentures will accrue from May 28, 1999. Chase will pay that interest quarterly in arrears on each January 31, April 30, July 31 and October 31, beginning July 31, 1999.

RANKING

     The Subordinated Debentures will constitute one series of the Junior Subordinated Debentures referred to in the attached Prospectus and will be issued by Chase under the Indenture referred to in the attached Prospectus. The Subordinated Debentures will be unsecured and will rank junior to all of Chase's Senior Debt. For a definition of "Senior Debt", see page 15 of the attached Prospectus. Substantially all of Chase's debt, other than other series of Junior Subordinated Debentures previously issued or that may be issued in the future, constitutes Senior Debt.

CERTAIN PAYMENT RESTRICTIONS APPLICABLE TO CHASE

     During any period in which Chase has elected to defer interest payments on the Subordinated Debentures, Chase generally may not make payments on its capital stock, debt securities or guarantees, subject to certain limited exceptions.

REDEMPTION

     Chase may elect to redeem any or all of the Subordinated Debentures at one or more times on or after May 28, 2004. In addition, if certain changes occur relating to the tax or capital treatment of the Capital Securities, Chase may elect to redeem all, but not less than all, of the Subordinated Debentures. For a description of the changes that would permit such a redemption, see "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event" below.

     If required under the Federal Reserve's capital rules, Chase will obtain the approval of the Federal Reserve prior to exercising the redemption rights described above.

EVENTS OF DEFAULT

     The following events, which are referred to as "Debenture Events of Default" in the attached Prospectus, are events of default with respect to the Subordinated Debentures:

     - Chase fails to pay interest within 30 days after the due date; or

     - Chase fails to pay principal or premium when due; or

     - Chase materially breaches a covenant in the Indenture and the breach continues for 90 days after notice by the trustee under the Indenture or holders of at least 25% of the principal amount of the Subordinated Debentures; or

     - certain events occur involving the bankruptcy, insolvency or reorganization of Chase.

     Upon an event of default, the trustee under the Indenture may declare all principal and interest on the Subordinated Debentures immediately due and payable. Under certain limited circumstances, the holders of a majority of the aggregate Liquidation Amount of Capital Securities may make that declaration or directly exercise certain rights and remedies under the Indenture.

LISTING OF SUBORDINATED DEBENTURES UPON DISTRIBUTION TO HOLDERS

     If the Issuer Trustees distribute the Subordinated Debentures to holders of the Capital Securities upon liquidation of the Issuer, Chase will use its best efforts to have the Subordinated Debentures listed or quoted on any stock exchange or quotation system on which the Capital Securities were listed at the time of the Issuer's termination.

                               GUARANTEE BY CHASE

     Chase will fully and unconditionally guarantee payment of amounts due under the Capital Securities on a subordinated basis and to the extent the Issuer has funds available for payment of those amounts. We refer to this obligation as the "Guarantee". However, the Guarantee does not cover payments if the Issuer does not have sufficient funds to make the distribution payments, including, for example, if Chase has failed to pay to the Issuer amounts due under the Subordinated Debentures.

     Chase, as issuer of the Subordinated Debentures, is also obligated to pay the expenses and other obligations of the Issuer, other than its obligations to make payments on the Capital Securities.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth Chase's consolidated ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated:

                                            THREE MONTHS
                                               ENDED            YEAR ENDED DECEMBER 31,
                                             MARCH 31,    ------------------------------------
                                                1999      1998    1997    1996    1995    1994
                                            ------------  ----    ----    ----    ----    ----
Earnings to Fixed Charges:
  Excluding Interest on Deposits..........      2.42      1.84    1.82    1.66    1.90    1.86
  Including Interest on Deposits..........      1.63      1.43    1.43    1.32    1.41    1.42
Earnings to Combined Fixed Charges and
  Preferred Stock Dividend Requirements:
  Excluding Interest on Deposits..........      2.39      1.82    1.77    1.60    1.82    1.76
  Including Interest on Deposits..........      1.62      1.42    1.41    1.30    1.38    1.38

     For purposes of the above ratios, earnings consist of net income from continuing operations plus total taxes based on income and fixed charges. Fixed charges, excluding interest on deposits, include interest expense (other than on deposits), one-third (the portion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest. Fixed charges, including interest on deposits, include all interest expense, one-third (the portion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest.

                                  RISK FACTORS

     Before deciding whether to purchase any Capital Securities, you should pay special attention to the following risk factors.

SUBORDINATION OF THE SUBORDINATED DEBENTURES AND THE GUARANTEE

     Chase's obligations under the Subordinated Debentures and the Guarantee are unsecured and rank junior in right of payment to all of Chase's existing and future Senior Debt. This means that Chase cannot make any payments on the Subordinated Debentures or under the Guarantee if Chase is in default on its Senior Debt. In addition, in the event of the bankruptcy, insolvency or liquidation of Chase, Chase's assets must be used to pay off its Senior Debt in full before any payments may be made on the Subordinated Debentures or under the Guarantee. Substantially all of Chase's existing debt, other than the Junior Subordinated Debentures, is Senior Debt.

     The Indenture, the Guarantee and the trust agreement with respect to the Issuer and the Capital Securities (the "Trust Agreement") do not limit Chase's ability to incur additional secured or unsecured debt, including Senior Debt. See "Description of Guarantees -- Status of the Guarantees" and "Description of Junior Subordinated Debentures -- Subordination" in the attached Prospectus.

STATUS OF CHASE AS A HOLDING COMPANY

     Chase is a holding company that conducts substantially all of its operations through subsidiaries. As a result, its ability to make payments on the Subordinated Debentures and the Guarantee will depend primarily upon the receipt of dividends and other distributions from its subsidiaries. Various legal limitations restrict the extent to which Chase's subsidiaries may extend credit, pay dividends or other funds or otherwise engage in transactions with Chase or certain of its other subsidiaries.

     In addition, Chase's right to participate in any distribution of assets from any subsidiary, upon the subsidiary's liquidation or otherwise, is subject to the prior claims of creditors of that subsidiary, except to the extent that Chase is recognized as a creditor of that subsidiary. As a result, the Subordinated Debentures and the Guarantee will be effectively subordinated to all existing and future liabilities of Chase's subsidiaries. You should look only to the assets of Chase as the source of payment for the Subordinated Debentures and the Guarantee.

DEPENDENCE ON CHASE'S PAYMENTS ON SUBORDINATED DEBENTURES; LIMITATIONS UNDER THE GUARANTEE

     The Issuer's ability to make timely distribution and redemption payments on the Capital Securities is solely dependent on Chase's making the corresponding payments on the Subordinated Debentures. In addition, the Guarantee only guarantees that Chase will make distribution and redemption payments if the Issuer had funds available to make the payments but failed to do so.

     If the Issuer defaults on its payment obligations under the Capital Securities because Chase has failed to make the corresponding payments under the Subordinated Debentures, you will not be able to rely upon the Guarantee for payment. Instead, you may institute a legal proceeding directly against Chase for enforcement of its payment obligations under the Indenture and the Subordinated Debentures.

POTENTIAL ADVERSE MARKET PRICE AND TAX CONSEQUENCES OF DEFERRAL OF INTEREST PAYMENTS

     Chase currently does not intend to exercise its right to defer payments of interest on the Subordinated Debentures. However, if it exercises that right in the future, the market price of the Capital Securities is likely to be affected. As a result of the existence of Chase's deferral right, the market price of the Capital Securities, payments on which depend solely on payments being made on the Subordinated Debentures, may be more volatile than the market prices of other securities that are not subject to optional deferrals.

     If Chase does defer interest on the Subordinated Debentures and you elect to sell Capital Securities during the period of that deferral, you may not receive the same return on your investment as a holder that continues to hold its Capital Securities until the payment of interest at the end of the deferral period.

     If Chase does defer interest payments on the Subordinated Debentures, you will be required to accrue income, in the form of original issue discount, for United States federal income tax purposes during the period of the deferral in respect of your proportionate share of the Subordinated Debentures, even if you normally report income when received and even though you will not receive the cash attributable to that income until after the end of the period of deferral. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "-- Sales of Capital Securities."

CAPITAL SECURITIES MAY BE REDEEMED AT ANY TIME UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

     Under certain circumstances, within 90 days after the occurrence of a Tax Event or a Capital Treatment Event, each of which terms is defined beginning at page S-18 below, Chase may elect to redeem the Subordinated Debentures in whole, but not in part. That redemption would cause a mandatory redemption of the Capital Securities at a redemption price equal to their Liquidation Amount plus accumulated and unpaid distributions. See "Summary of Terms of Subordinated Debentures -- Conditional Right to Redeem upon a Tax Event or Capital Treatment Event" below and "Description of Preferred Securities -- Redemption or Exchange" in the attached Prospectus.

LIMITED VOTING RIGHTS

     As a holder of Capital Securities, you will have limited voting rights. You generally will not be entitled to vote to appoint, remove or replace the Property Trustee, the Delaware Trustee or any Administrative Trustee, all of whom will be appointed, removed or replaced by Chase. However, if an event of default occurs with respect to the Subordinated Debentures, you would be entitled to vote to remove, replace or appoint the Property Trustee and the Delaware Trustee.

UNCERTAIN LIQUIDITY OF TRADING MARKET

     The Capital Securities have been approved for listing on The New York Stock Exchange, subject to official notice of issuance. We expect trading of the Capital Securities on the New York Stock Exchange to begin within 30 days after initial issuance of the Capital Securities. The underwriters for this offering have advised us that they intend to make a market in the Capital Securities prior to the date the Capital Securities begin trading on the New York Stock Exchange. However, the Underwriters may discontinue market making at any time. Therefore, we cannot assure you as to the liquidity of the trading markets for the Capital Securities.

                               CHASE CAPITAL VII

     The Issuer is a statutory business trust created under Delaware law in 1998. It is one of the Issuers formed for the purposes and having the characteristics described under the caption "The Issuers" in the attached Prospectus. The Issuer will be governed by the Trust Agreement to be signed by Chase, as Depositor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and the Administrative Trustees named in the Trust Agreement.

     The Issuer will not be subject to the reporting requirements of the Securities Exchange Act. As further described under the caption "Accounting Treatment" below, Chase has agreed that it will provide certain information regarding the Issuer and the Capital Securities in the financial statements included in Chase's periodic reports to the SEC.

                        THE CHASE MANHATTAN CORPORATION

     Through its subsidiaries, Chase conducts domestic and international financial services businesses. It is one of the largest banking institutions in the United States, with $361 billion in assets and $23 billion in stockholders' equity as of March 31, 1999.

     Chase's principal bank subsidiaries are The Chase Manhattan Bank (the "Bank"), headquartered in New York, Chase Manhattan Bank USA, National Association ("Chase USA"), headquartered in Delaware, and Chase Bank of Texas, National Association ("Chase Texas"), headquartered in Texas. Its principal non-bank subsidiary is Chase Securities Inc. ("CSI"), which is engaged in securities underwriting and dealing.

     Chase's activities are internally organized, for operating purposes, into three major business franchises. A brief description of these business franchises is presented below.

GLOBAL BANK

     Global Bank combines the strengths of a leading commercial bank and a leading investment bank to meet the needs of corporations, institutions, governments and wealthy individuals around the world. With operations in approximately 50 countries, including major operations in all key international financial centers, Global Bank integrates a broad range of leading product capabilities, industry knowledge and geographic reach to produce superior customer solutions.

     Global Bank businesses included, as of March 31, 1999:

     - Global Markets, which conducts trading and sales of foreign exchange, derivatives, fixed income securities and commodities and which includes Chase's domestic and international treasury units;

     - Global Investment Banking, which provides financing and advisory services to corporations, financial institutions, financial sponsors and governments;

     - Corporate Lending, which provides credit and lending services to clients globally;

     - Chase Capital Partners, which provides equity and mezzanine financing in the United States and, to a lesser extent, abroad;

     - Global Private Bank, which serves a global client base of high net worth individuals and families; and

     - Middle Market, which provides financial services to companies with annual sales ranging from $10 million to $500 million.

NATIONAL CONSUMER SERVICES

     National Consumer Services serves more than 30 million customers nationwide offering a wide variety of financial products and services through a diverse array of channels. It combines a nationwide presence with a leading consumer and small business banking franchise in the New York metropolitan tri-state region and in key Texas markets.

     National Consumer Services included, as of March 31, 1999:

     - Chase Cardmember Services, which includes the fourth-largest bank credit card issuer in the U.S., as well as Chase's international consumer business;

     - Regional Consumer Banking, which has a leading share of primary bank relationships among consumers and small businesses in the New York metropolitan tri-state area and which also includes a leading retail institution in key Texas markets;

     - Chase Home Finance, which is the third largest originator and servicer of residential mortgage loans in the U.S. and a leading provider of home-equity secured lending and manufactured housing finance; and

     - Diversified Consumer Services, which is the largest bank originator of auto loans and leases in the U.S. and a leading provider of student loans and unsecured consumer lending and which also provides brokerage services, investment products and insurance.

CHASE TECHNOLOGY SOLUTIONS

     Chase Technology solutions combines Chase's Global Services businesses, Information Technology and Operations and Electronic Commerce initiatives. Global Services is a leading provider of information and transaction services globally and includes custody and other investor services, treasury and cash management, trade finance, debt, agency and other fiduciary services.

                                 CAPITALIZATION
     The following table sets forth the consolidated capitalization of Chase as of March 31, 1999 and as adjusted to give effect to the issuance of the Capital Securities and the Subordinated Debentures. You should also read Chase's consolidated financial statements and the related notes, which are incorporated by reference.

                                                                    MARCH 31, 1999
                                                              --------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    -----------
                                                                    (IN MILLIONS)
                                                              (UNAUDITED)
Total long-term debt........................................    $16,178        $16,178
                                                                -------        -------
Guaranteed Preferred Beneficial Interests in Chase's Junior
  Subordinated Deferrable Interest Debentures(a)............      2,188          2,538
Preferred Stock of Subsidiary(b)............................        550            550
                                                                -------        -------
Stockholders' Equity
  Preferred Stock...........................................      1,028          1,028
  Common Stock..............................................        882            882
  Capital Surplus...........................................      9,542          9,542
  Retained Earnings.........................................     14,351         14,351
  Accumulated Other Comprehensive Income....................        (99)           (99)
  Treasury Stock, At Cost...................................     (2,436)        (2,436)
                                                                -------        -------
          Total Stockholders' Equity........................    $23,268        $23,268
                                                                -------        -------
TOTAL CAPITALIZATION........................................    $42,184        $42,534
                                                                =======        =======

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(a) Includes the net proceeds from the issuance of the following guaranteed preferred securities having the following total liquidation amounts:
    (1) $600 million issued by Chase Capital I; (2) $500 million issued by Chase Capital II; (3) $300 million issued by Chase Capital III; (4)
    $350 million issued by Chase Capital IV; (5) $200 million issued by Chase Capital V; (6) $250 million issued by Chase Capital VI; and (7) in the "as adjusted" column only, the Capital Securities being offered.

    The net proceeds from each above issuance, together with the amounts paid by Chase for the related common securities, were invested:

     (1) by Chase Capital I in approximately $618.6 million principal amount of Series A Junior Subordinated Debentures, which bear interest at the annual rate of 7.67% and which will mature on December 1, 2026;

     (2) by Chase Capital II in approximately $515.5 million principal amount of Series B Junior Subordinated Debentures, which bear interest at the annual floating rate of LIBOR plus .50% and which will mature on February 1, 2027;

     (3) by Chase Capital III in approximately $309.3 million principal amount of Series C Junior Subordinated Debentures, which bear interest at the annual floating rate of LIBOR plus .55% and which will mature on March 1, 2027;

     (4) by Chase Capital IV in approximately $360.8 million principal amount of Series D Junior Subordinated Debentures, which bear interest at the annual rate of 7.34% and which will mature on December 6, 2027;

     (5) by Chase Capital V in approximately $206.2 million principal amount of Series E Junior Subordinated Debentures, which bear interest at the annual rate of 7.03% and which will mature on March 31, 2028; and

     (6) by Chase Capital VI in approximately $257.7 million principal amount of Series F Junior Subordinated Debentures, which bear interest at the annual floating rate of LIBOR plus .625% and which will mature on August 1, 2028.

         The Issuer will invest the proceeds of the offering of the Capital Securities in approximately $360.8 million of Subordinated Debentures, which will bear interest at the annual rate of 7.00% and will mature on May 15, 2029. Chase owns all of the common securities of each of Chase Capital I, Chase Capital II, Chase Capital III, Chase Capital IV, Chase Capital V and Chase Capital VI and will own all of the common securities of the Issuer. The sole assets of each of the trusts are (or, in the case of the Issuer, will be) the respective Junior Subordinated Debentures referred to above.

(b) Reflects the issuance of preferred stock in September 1996 by Chase Preferred Capital Corporation, a wholly owned subsidiary of the Bank, which has elected to be treated for federal income tax purposes as a real estate investment trust.

                              ACCOUNTING TREATMENT

     The Issuer will be treated as a subsidiary of Chase for financial reporting purposes, and the Issuer's accounts will be included in Chase's consolidated financial statements. In its future financial reports, Chase will

     - present the Capital Securities as part of a separate line item in Chase's consolidated balance sheets;

     - include appropriate disclosures about the Capital Securities, the Guarantee and the Subordinated Debentures in the notes to Chase's consolidated financial statements; and

     - record distributions payable on the Capital Securities as an expense.

                              SUMMARY OF TERMS OF
                               CAPITAL SECURITIES

     The Capital Securities represent undivided beneficial ownership interests in the assets of the Issuer and are a series of "Preferred Securities", as described in the attached Prospectus.

     We have summarized below certain terms of the Capital Securities. This summary supplements the general description of the Preferred Securities contained in the attached Prospectus. Any information regarding the Capital Securities contained in this Prospectus Supplement that is inconsistent with information in the Prospectus will apply and will supersede the inconsistent information in the Prospectus.

     This summary is not complete. You should also refer to the Trust Agreement, a form of which has been filed as an exhibit to the registration statement (No. 333-56587) of which this Prospectus Supplement and the attached Prospectus are a part (the "Registration Statement").

DISTRIBUTIONS

     You will be entitled to receive quarterly distributions on the Capital Securities at the annual rate of 7.00% of the stated Liquidation

Amount of each Capital Security ($25), which is the same as the rate payable on the Subordinated Debentures. The Issuer will pay distributions quarterly in arrears on each January 31, April 30, July 31 and October 31, beginning July 31, 1999. Distributions will be cumulative and will accumulate from May 28, 1999.

     On each distribution date, the Issuer will pay the applicable distribution to the holders of the Capital Securities on the record date for that distribution date. As long as the Capital Securities remain in book-entry form, the record dates for the Capital Securities will be one Business Day prior to the relevant distribution date. For the definition of "Business Day", see page 18 of the attached Prospectus. If Capital Securities are not in book-entry form, the record date will be the 15th day of the month in which the relevant distribution date occurs.

     The period beginning on and including May 28, 1999 and ending on but excluding the first distribution date and each period after that period beginning on and including a distribution date and ending on but excluding the next distribution date is called a "distribution period". The amount of distributions payable for any distribution period will be computed on the basis of a 360-day year of twelve 30-day months.

     In the event that any distribution date would fall on a day that is not a Business Day, that distribution date will be postponed until the next day that is a Business Day and no additional distribution or other payment will accrue as a result of that postponement. However, if the postponement would cause the distribution date to fall in the next calendar year, the distribution date will instead be brought forward to the preceding Business Day. See "Description of Preferred Securities -- Distributions" in the attached Prospectus.

     Distributions that are not paid on the applicable distribution date will accumulate additional distributions, to the extent permitted by law, at the annual rate of 7.00%, compounded quarterly, from the relevant distribution date. References to "distributions" in this Prospectus Supplement and the attached Prospectus include these additional distributions.

DEFERRAL OF DISTRIBUTIONS

     If the Subordinated Debentures are not in default, Chase has the right, on one or more occasions, to defer payment of interest on the Subordinated Debentures for up to 20 consecutive distribution periods, but not beyond the stated maturity of the Subordinated Debentures. If Chase exercises this right, the Issuer will also defer paying quarterly distributions on the Capital Securities during that period of deferral.

     Although no interest or distribution payments will be made during a period of deferral, interest on the Subordinated Debentures will continue to accrue and, as a result, distributions on the Capital Securities will continue to accumulate at the annual rate of 7.00%, compounded quarterly. References to "distributions" in this Prospectus Supplement and the attached Prospectus include these additional distributions.

     Once Chase makes all deferred interest payments on the Subordinated Debentures, it can once again defer interest payments subject to the limitations discussed above. As a result, there could be multiple periods of varying length during which you would not receive cash distributions on your Capital Securities.

     See "Summary of Terms of Subordinated Debentures -- Option to Defer Interest Payments" below.

REDEMPTION

     If Chase repays or redeems the Subordinated Debentures, in whole or in part, whether at stated maturity or earlier, the Property Trustee will use the proceeds of that repayment or redemption to redeem a total amount of Capital Securities and Common Securities equal to the amount of Subordinated Debentures redeemed. The redemption price will be equal to the aggregate Liquidation Amount of the Capital Securities and Common Securities, plus accumulated and unpaid distributions to the redemption date.

     If less than all Capital Securities and Common Securities are redeemed, the amount of each to be redeemed will be allocated proportionately based upon the total amount of Capital Securities and Common Securities outstanding.

     The Property Trustee will give holders of Capital Securities not less than 30 nor more than

60 days' notice prior to the date of any redemption of Capital Securities.

     See "Summary of Terms of Subordinated Debentures -- Redemption" for a description of the redemption terms of the Subordinated Debentures.

OPTIONAL LIQUIDATION OF THE ISSUER
AND DISTRIBUTION OF SUBORDINATED
DEBENTURES TO HOLDERS

     Chase may elect to dissolve the Issuer at any time and, after satisfaction of the Issuer's liabilities, to cause the Property Trustee to distribute the Subordinated Debentures to the holders of the Capital Securities. However, if then required under the Federal Reserve's capital rules, Chase will receive the prior approval of the Federal Reserve prior to making that election.

     Chase anticipates that any distribution of Subordinated Debentures would be through book-entry distribution of interests in one or more global securities under depositary arrangements similar to those applicable to the Capital Securities. See "-- Book-Entry Issuance; Issuance of Certificated Capital Securities" and "-- Global Clearance and Settlement Procedures" below and "Book-Entry Issuance" in the attached Prospectus.

     Under current United States federal income tax law, and assuming, as expected, the Issuer is treated as a grantor trust, a distribution of Subordinated Debentures in exchange for the Capital Securities would not be a taxable event to you. If, however, the Issuer were subject to United States federal income tax with respect to income accrued or received on the Subordinated Debentures, the distribution of the Subordinated Debentures by the Issuer would be a taxable event to the Issuer and to you. See "Certain Federal Income Tax Consequences -- Distribution of Subordinated Debentures to Holders of Capital Securities" below.

LIQUIDATION VALUE

     Upon liquidation of the Issuer, you would be entitled to receive $25 per Capital Security, plus accumulated and unpaid distributions to the date of payment. That amount would be paid to you in the form of a distribution of Subordinated Debentures, subject to certain exceptions. See "Description of Preferred Securities -- Liquidation Distribution Upon Termination" in the attached Prospectus.

SUBORDINATION OF COMMON SECURITIES

     The Issuer will pay distributions on its Common Securities at the same rate and on the same distribution dates as the Capital Securities. However, if there is an event of default under the Indenture, the Issuer will not pay distributions on the Common Securities until all distributions on the Capital Securities have been paid in full. For a more detailed description of circumstances in which the Capital Securities will have a preference over the Common Securities, see "Description of Preferred Securities -- Subordination of Common Securities" in the attached Prospectus.

EVENTS OF DEFAULT UNDER TRUST AGREEMENT

     For a description of the events of default under the Trust Agreement, as well as a summary of the remedies available as a result of those events of default, see "Description of Preferred Securities -- Events of Default; Notice" in the attached Prospectus.

     An event of default with respect to the Subordinated Debentures also constitutes an event of default under the Trust Agreement and entitles the Property Trustee, as sole holder of the Subordinated Debentures, to declare the Subordinated Debentures due and payable under the Indenture. For a more complete description of remedies available upon the occurrence of an event of default with respect to the Subordinated Debentures, see "Description of Junior Subordinated Debentures -- Debenture Events of Default" and "-- Enforcement of Certain Rights by Holders of Preferred Securities" in the attached Prospectus.

VOTING RIGHTS

     Except as described under "Description of Guarantees -- Amendments and Assignment" in the attached Prospectus, or as otherwise required by law or the Trust Agreement, as an owner of Capital Securities, you will not have any voting rights.

BOOK-ENTRY ISSUANCE; ISSUANCE OF CERTIFICATED CAPITAL SECURITIES

     The Capital Securities will be issued in the form of one or more global securities registered in the name of DTC or its nominee. Ownership and transfers of beneficial interests in the Capital Securities will be shown only on records maintained by DTC and its participants. Investors may elect to hold interests in the global securities through either DTC (in the United States) or Cedelbank, societe anonyme ("Cedelbank"), and Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"), if they are participants in those systems, or indirectly through organizations that are participants in those systems. Cedelbank and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedelbank's and Euroclear's names on the books of their respective depositaries. Those depositaries in turn hold those interests in customers' securities accounts in the depositaries' names on the books of DTC. The Chase Manhattan Bank will act as depositary for Cedelbank and Euroclear (the "U.S. Depositary"). Except as described below and in the attached Prospectus, you will not be entitled to receive Capital Securities certificates. See "Description of Preferred Securities -- Global Preferred Securities" and "Book-Entry Issuance" in the attached Prospectus.

     Cedelbank has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Cedelbank holds securities for its participants and facilitates the clearance and settlement of securities transactions between Cedelbank participants through electronic book-entry changes in accounts of Cedelbank participants, thereby eliminating the need for physical movement of certificates. Cedelbank provides to Cedelbank participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedelbank interfaces with domestic markets in several countries. As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute. Cedelbank participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters for this offering. Indirect access to Cedelbank is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedelbank participant either directly or indirectly.

     Distributions with respect to interests in Capital Securities held beneficially through Cedelbank will be credited to cash accounts of Cedelbank participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary.

     Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all Euroclear operations and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for this offering. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator holds all securities in Euroclear on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Distributions with respect to interests in Capital Securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary.

     A global security will be exchangeable for Capital Securities registered in the names of persons other than DTC or its nominee only if:

     - DTC notifies the Issuer that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered as legally required and no successor depositary is appointed;

     - The Issuer elects to exchange the global securities for certificated Capital Securities; or

     - An event of default with respect to the Subordinated Debentures occurs and is continuing.

     Any global security that is exchangeable as described above will be exchangeable for definitive certificates registered in the names directed by DTC. Any Capital Securities in certificated form will be in denominations of $25 and integral multiples of $25 in excess of $25.

     If the Capital Securities are issued in certificated form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. If the Capital Securities are issued in certificated form, distributions on the Capital Securities will be paid, transfers and exchanges of Capital Securities will be registered, and Subordinated Debentures will be distributed in exchange for Capital Securities, at the corporate office of the Property Trustee in New York, New York, or at the offices of any paying agent or transfer agent appointed by the Administrative Trustees. However, payment of any distribution on the Capital Securities may be made at the option of the Administrative Trustees by check or by wire transfer.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Capital Securities will be made in immediately available funds. DTC participants will conduct secondary market trading with other DTC participants in the ordinary way in accordance with DTC's rules, and those secondary market trades will settle in immediately available funds. Cedelbank and/or Euroclear participants will conduct secondary market trading with other Cedelbank and/or Euroclear participants in the ordinary way in accordance with the applicable rules and operating procedures of Cedelbank and Euroclear, and those secondary market trades will settle in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Cedelbank or Euroclear participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by the U.S. Depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Capital Securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Cedelbank participants and Euroclear participants may not deliver instructions directly to DTC.

     Because of time-zone differences, credits of Capital Securities received in Cedelbank or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. Those credits or any transactions in Capital Securities settled during that processing will be reported to the relevant Euroclear or Cedelbank participants on that business day. Cash received in Cedelbank or Euroclear as a result of sales of Capital Securities by or through a Cedelbank participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Cedelbank or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Cedelbank and Euroclear have agreed to the above procedures in order to facilitate transfers of Capital Securities among participants of DTC, Cedelbank and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

                  SUMMARY OF TERMS OF SUBORDINATED DEBENTURES

     We have summarized below certain terms of the Subordinated Debentures. This summary supplements the general description of the Junior Subordinated Debentures contained in the attached Prospectus. Any information regarding the Subordinated Debentures contained in this Prospectus Supplement that is inconsistent with information in the Prospectus will apply and will supersede the inconsistent information in the Prospectus.

     This summary is not complete. You should refer to the Indenture, which has been filed as an exhibit to the Registration Statement. We anticipate that until the liquidation, if any, of the Issuer, each Subordinated Debenture will be held by the Property Trustee in trust for the benefit of the holders of the Capital Securities and the Common Securities.

     The Subordinated Debentures will be a series of "Corresponding Junior Subordinated Debentures" under the Indenture, as described in the attached Prospectus. They will be unsecured and junior in right of payment to all of Chase's Senior Debt, as described under "Description of Junior Subordinated Debentures -- Subordination" in the attached Prospectus.

INTEREST RATE AND MATURITY

     The Subordinated Debentures will bear interest at the annual rate of 7.00% of their principal amount. Interest will be payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning July 31, 1999, and at maturity.

     The amount of interest payable for any interest period will be computed on the basis of a 360-day year of twelve 30-day months. An interest period for the Subordinated Notes will be (1) the period beginning on and including May 28, 1999 and ending on but excluding the first interest payment date and (2) each subsequent period beginning on and including an interest payment date and ending on but excluding the next interest payment date. In the event that any interest payment date would fall on a day that is not a Business Day, that interest payment date will be postponed until the next day that is a Business Day and no interest or other payment will accrue as a result of that postponement. However, if the postponement would cause the interest payment date to fall in the next calendar year, the interest payment date will instead be brought forward to the preceding Business Day.

     To the extent permitted by law, accrued interest that is not paid on the applicable interest payment date will bear additional interest from that date on the unpaid amount at the annual rate of 7.00%, compounded quarterly. References to "interest" in this Prospectus Supplement and the attached Prospectus include quarterly interest payments and interest on unpaid amounts.

     The Subordinated Debentures will mature on May 15, 2029. If the maturity date of the Subordinated Debentures falls on a day that is not a Business Day, the amount due at maturity will be paid on the following Business Day, and no interest on that amount will accrue after the stated maturity date.

OPTION TO DEFER INTEREST PAYMENTS

     Chase may elect at one or more times to defer payment of interest on the Subordinated Debentures for up to 20 consecutive quarterly periods if the Subordinated Debentures are not in default. However, no deferral period may extend beyond the stated maturity date of the Subordinated Debentures.

     During each deferral period, interest will continue to accrue on the Subordinated Debentures, and, to the extent permitted by law, additional interest will accrue on the unpaid interest at the annual rate of 7.00%, compounded quarterly. At the end of each deferral period, or, if earlier, upon redemption of the Subordinated Debentures, Chase will pay all accrued and unpaid interest on the Subordinated Debentures.

     Chase at any time may pay all or any portion of the interest accrued to that point during a deferral period.

     Once Chase pays all accrued and unpaid interest on the Subordinated Debentures, it can again defer interest payments on the Subordinated Debentures as described above.

     During any deferral period, neither Chase nor its subsidiaries will be permitted to:

     - declare or pay any dividends or distributions on any of Chase's capital stock;

     - redeem, purchase, acquire or make a liquidation payment on any of Chase's capital stock;

     - repay, repurchase or redeem, or make any principal, interest or premium payment on, any of Chase's debt securities that have the same rank as or rank junior to the Subordinated Debentures (including other series of Junior Subordinated Debentures); or

     - make any guarantee payment with respect to debt securities of any of Chase's subsidiaries if the guarantee has the same rank as or ranks junior to the Subordinated Debentures.

     However, the following will not be prohibited:

     - dividends or distributions paid in Chase's capital stock;

     - any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the redemption or repurchase of any rights under the plan;

     - payments under the Guarantee;

     - purchases of Chase's common stock in connection with any of its benefit plans for directors, officers or employees; and

     - purchases of common stock related to issuances under a dividend reinvestment and stock purchase plan or issuances as consideration in an acquisition transaction entered into prior to the beginning of the deferral period.

     Chase must notify the Property Trustee, the Administrative Trustees, the Debenture Trustee and, if the Property Trustee is not the sole holder of the Subordinated Debentures, the holders of the Subordinated Debentures, of its election to begin to defer interest payments. That notice must be given at least one Business Day prior to the earliest of:

     - the next date distributions on the Capital Securities and Common Securities would be payable in absence of the deferral election;

     - the date the Administrative Trustees are required to specify the record date for those distributions to the applicable stock exchange or quotation system on which the Capital Securities are then listed or quoted or to the holders of the Subordinated Debentures; and

     - one Business Day prior to that record date.

     See "Description of Junior Subordinated Debentures -- Option to Defer Interest Payments" in the attached Prospectus.

TRUST COSTS AND EXPENSES

     Chase has agreed in the Indenture to pay:

     - all debts and other obligations of the Issuer, other than with respect to the Capital Securities and Common Securities;

     - all costs and expenses of the Issuer, including costs and expenses relating to the organization of the Issuer, the fees and expenses of the Issuer Trustees and the costs and expenses relating to the operation of the Issuer; and

     - all taxes and related costs and expenses to which the Issuer might become subject, other than United States withholding taxes.

REDEMPTION

     At one or more times on or after May 28, 2004, Chase may, at its option, redeem some or all of the Subordinated Debentures.

     In addition, Chase may, subject to certain conditions, redeem all, but not less than all, of the Subordinated Debentures within 90 days after the occurrence of a Tax Event or Capital Treatment Event. See "Conditional Right to Redeem Upon a Tax Event or a Capital Treatment Event" below.

     If required under applicable capital guidelines or policies, Chase will obtain the prior approval of the Federal Reserve before effecting any redemption.

     The Issuer will use the proceeds of any redemption of the Subordinated Debentures to redeem the Capital Securities and Common Securities. The redemption price for any redemption of the Subordinated Debentures will be equal to the principal amount of the Subordinated Debentures being redeemed, plus accrued and unpaid interest on those Subordinated Debentures to the date of redemption.

DISTRIBUTION OF SUBORDINATED DEBENTURES

     As described above, the Subordinated Debentures may be distributed in exchange for the Capital Securities upon termination and liquidation of the Issuer, after satisfaction of the Issuer's liabilities to its creditors. See "Summary of Terms of Capital Securities -- Optional Liquidation of Issuer and Distribution of Subordinated Debentures to Holders" above.

     If the Subordinated Debentures are distributed to the holders of Capital Securities, we anticipate that the depositary arrangements for the Subordinated Debentures will be substantially identical to those in effect for the Capital Securities. See "Summary of Terms of Capital Securities -- Book-Entry Issuance; Issuance of Certificated Capital Securities" above and "Book-Entry Issuance" in the attached Prospectus.

     If the Subordinated Debentures are distributed to the holders of Capital Securities, Chase will use its best efforts to list the Subordinated Debentures on the New York Stock Exchange or any other stock exchange or quotation system on which the Capital Securities are then listed or quoted.

CONDITIONAL RIGHT TO REDEEM UPON A TAX EVENT OR CAPITAL TREATMENT EVENT

  Certain Definitions

     At any time within 90 days after a Tax Event or a Capital Treatment Event, Chase will have the right to redeem all, but not less than all, of the Subordinated Debentures at a redemption price equal to their principal amount plus accrued and unpaid interest to the redemption date.

     For purposes of the above:

     A "Tax Event" means the receipt by the Issuer or Chase of an opinion of counsel experienced in such matters to the effect that, as a result of:

     - any amendment to or change in the laws or regulations of the United States or any political subdivision or taxing authority thereof or therein that becomes effective after the initial issuance of the Capital Securities;

     - any proposed change in those laws or regulations that is announced after the initial issuance of the Capital Securities; or

     - any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Capital Securities;

there is more than an insubstantial risk that:

     - the Issuer is, or within 90 days of the date of that opinion will be, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures;

     - interest payable by Chase on the Subordinated Debentures is not, or within 90 days of the date of that opinion, will not be, deductible by Chase, in whole or in part, for United States federal income tax purposes; or

     - the Issuer is, or within 90 days of the date of that opinion will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

     "Capital Treatment Event" means the reasonable determination by Chase that, as a result of:

     - any amendment to, or change in, the laws or regulations of the United States or any political subdivision thereof or therein that becomes effective after the initial issuance of the Capital Securities;

     - any proposed change in those laws or regulations that is announced after the initial issuance of the Capital Securities; or

     - any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Capital Securities;

there is more than an insubstantial risk that Chase will not be entitled to treat an amount equal to the Liquidation Amount of the Capital Securities as "Tier 1 Capital" (or its equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable.

                        GUARANTEE OF CAPITAL SECURITIES

     Under the Guarantee, Chase will guarantee certain payment obligations of the Issuer. For a description of the terms of Chase's guarantee, see "Description of Guarantees" in the attached Prospectus. The Trust Agreement provides that, by your acceptance of Capital Securities, you agree to the provisions of the Guarantee and the Indenture.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Simpson Thacher & Bartlett, special tax counsel to Chase and the Issuer, the following summary accurately describes the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of Capital Securities. Unless otherwise stated, this summary deals only with Capital Securities held as capital assets by United States Persons who purchase the Capital Securities upon original issuance at their original issue price.

     As used in this summary, a "United States Person" means a person that is:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any of its political subdivisions;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     Your tax treatment may vary depending on your particular situation. This summary does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as:

     - banks;

     - real estate investment trusts;

     - regulated investment companies;

     - insurance companies;

     - dealers in securities or currencies;

     - tax-exempt investors;

     - persons holding Capital Securities as part of a hedging, conversion or constructive sale transaction or a straddle; or

     - foreign investors.

     In addition, this summary does not include any description of the following, either of which may be applicable to you:

     - alternative minimum tax consequences; or

     - the tax laws of any state, local or foreign government.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations enacted under the Code and administrative and judicial interpretations of the Code and those regulations, as of the date of this Prospectus Supplement. All of the authorities on which this summary is based are subject to change at any time, possibly on a retroactive basis.

     In addition, the authorities on which this summary is based are subject to various interpretations. The opinions of Simpson Thacher & Bartlett are not binding on the Internal Revenue Service ("IRS") or the courts, either of which could disagree with the explanations or conclusions contained in this summary. No rulings have been or will be sought from the IRS with respect to the transactions described in this Prospectus Supplement and the attached Prospectus. Accordingly, there can be no assurance that the IRS will not challenge the opinions expressed in this summary or that a court would not sustain such a challenge. Nevertheless, Simpson Thacher & Bartlett has advised us that they believe that, if challenged, the opinions expressed in this summary would be sustained by a court with jurisdiction in a properly presented case. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CAPITAL SECURITIES, AS WELL AS THE CONSEQUENCES TO YOU UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

CLASSIFICATION OF THE ISSUER

     In connection with the issuance of the Capital Securities, Simpson Thacher & Bartlett is of the opinion that, under current law and assuming compliance with the terms of the Trust Agreement, and based on certain facts and assumptions contained in its opinion, the Issuer will be classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes. As a result, for United States federal income tax purposes, you generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures and required to include in your gross income your pro rata share of the interest income or original issue discount that is paid or accrued on the Subordinated Debentures. See "-- Interest Income and Original Issue Discount" below.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

     Chase, the Issuer and you, by your acceptance of a beneficial ownership interest in a Capital Security, agree to treat the Subordinated Debentures as indebtedness for all United States tax purposes. In connection with the issuance of the Subordinated Debentures, Simpson Thacher & Bartlett is of the opinion that, under current law, and based on certain representations, facts and assumptions set forth in its opinion, the Subordinated Debentures will be classified as indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     You will generally be taxed on the stated interest on the Subordinated Debentures as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting. We anticipate that the Subordinated Debentures will not be issued with an issue price that is less than their stated redemption price at maturity. Thus, the Subordinated Debentures will not be subject to the special original issue discount ("OID") rules, at least upon initial issuance.

     If, however, Chase exercises its right to defer payments of interest on the Subordinated Debentures, the Subordinated Debentures will become OID instruments at that time. In that case, you will be subject to special OID rules described below. Once the Subordinated Debentures become OID instruments, they will be taxed as OID instruments for as long as they remain outstanding.

     Under the OID economic accrual rules, the following occurs:

     - you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of the Subordinated Debentures using the constant-yield-to-maturity method of accrual described in Section 1272 of the Code;

     - the actual cash payments of interest you receive on the Subordinated Debentures would not be reported separately as taxable income;

     - any amount of OID included in your gross income, whether or not during a deferral period, with respect to the Capital Securities will increase your tax basis in those Capital Securities; and

     - the amount of distributions that you receive in respect of that accrued OID will reduce your tax basis in those Capital Securities.

     The Treasury regulations dealing with OID and the deferral of interest payments have not yet been addressed in any rulings or other interpretations by the IRS. It is possible that the IRS could assert that the Subordinated Debentures were issued initially with OID. If the IRS were successful, regardless of whether Chase exercises its option to defer payments of interest on the Subordinated Debentures, you would be subject to the special OID rules described above.

     If you are a corporate holder of Capital Securities, you will not be entitled to a dividends-received deduction with respect to any income you recognize with respect to the Capital Securities.

DISTRIBUTION OF SUBORDINATED DEBENTURES OR CASH TO HOLDERS OF CAPITAL SECURITIES

     As described under the caption "Summary of Terms of Capital
Securities -- Optional Liquidation of the Issuer and Distribution of Subordinated Debentures to Holders" above, the Subordinated Debentures held by the Issuer may be distributed to you in exchange for your Capital Securities when the Issuer is liquidated. Under current law, this type of distribution would not be taxable. Upon a distribution, you will receive your pro rata share of the Subordinated Debentures previously held indirectly through the Issuer. Your holding period and aggregate tax basis in the Subordinated Debentures will equal the holding period and aggregate tax basis that you had in your Capital Securities before the distribution.

     If the Issuer is being treated as an association taxable as a corporation, a Tax Event will occur. If Chase elects to distribute the Subordinated Debentures to you at this time, the distribution would likely be taxable to the Issuer and to you. Chase also has the option to redeem the Subordinated Debentures and distribute the resulting cash in liquidation of the Issuer. This distribution would be taxable as described below in "-- Sales of Capital Securities". Further, in other circumstances described under "Summary of Terms of the Subordinated Debentures -- Redemption" and "-- Conditional Right to Redeem Upon a Tax Event or Capital Treatment Event", Chase may redeem the Subordinated Debentures and distribute cash in liquidation of the Issuer. This distribution of cash would also be taxable as described below in "-- Sales of Capital Securities".

     If you receive Subordinated Debentures in exchange for your Capital Securities, you would accrue interest in respect of the Subordinated Debentures received from the Issuer in the manner described above under "-- Interest Income and Original Issue Discount".

SALES OF CAPITAL SECURITIES

     If you sell or redeem your Capital Securities, you will recognize gain or loss equal to the difference between:

     - your amount realized on the sale or redemption; and

     - your adjusted tax basis in the Capital Securities sold or redeemed.

     Your gain or loss will be a capital gain or loss except to the extent any amount realized is treated as payment of accrued but unpaid interest (other than OID) with respect to your pro rata share of the Subordinated Debentures required to be included in income. The gain or loss will generally be a long-term capital gain or loss if you have held your Capital Securities for more than one year. Long-term capital gains of individuals derived with respect to capital assets held for more than one year are taxed a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

NON-UNITED STATES HOLDERS

     The following discussion only applies to you if you are not a United States Person. As discussed above, the Capital Securities will be treated as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. See "-- Classification of the Issuer." As a result, under present United States federal income tax law, and subject to the discussion below concerning backup withholding:

          (1) no withholding of United States federal income tax will be required with respect to the payment by Chase or any paying agent of principal or interest (which for purposes of this discussion includes any OID) to you on the Capital Securities (or the Subordinated Debentures) if you meet all of the following requirements:

          - you do not actually or constructively own 10% or more of the total combined voting power of all classes of Chase's voting stock within the meaning of Section 871(h)(3) of the Code and the regulations under that Section;

          - you are not a controlled foreign corporation related to Chase through stock ownership;

          - you are not a bank whose receipt of interest on the Subordinated Debentures is described in Section 881(c)(3)(A) of the Code; and

          - you satisfy the statement requirement, described generally below, set forth in Section 871(h) and Section 881(c) of the Code and the regulations under those sections; and

          (2) no withholding of United States federal income tax generally will be required with respect to any gain you realize upon the sale or other disposition of the Capital Securities (or the Subordinated Debentures).

     To satisfy the requirements referred to in (1) above, you, or a financial institution holding the Capital Securities on your behalf, must provide to the Issuer or its paying agent, in accordance with specified procedures, a statement to the effect that you are not a United States Person. Currently you can meet this requirement if one of the following is performed:

     - you provide your name and address, and certify, under penalties of perjury, that you are not a United States Person; this certification may be made on an IRS Form W-8 or a successor form; or

     - a financial institution holding the Capital Securities on your behalf certifies, under penalties of perjury, that:

          - you provided it with a statement described above; and

          - the financial institution furnishes a paying agent with a copy of the statement.

     Under final Treasury regulations (the "Final Regulations"), the statement requirement referred to in clause (1) above may also be satisfied with other documentary evidence for interest paid after December 31, 2000 with respect to an offshore account or through certain foreign intermediaries.

     If you cannot satisfy the requirements of the "portfolio interest" exception described in (1) above, payments of premium, if any, and interest (including OID) made to you will be subject to a 30% United States withholding tax unless you provide Chase or its paying agent, as the case may be, with one of the following properly executed forms:

     - IRS Form 1001 or a successor form claiming an exemption from or reduction of withholding tax under the benefit of a tax treaty; or

     - IRS Form 4224 or a successor form stating that interest paid on the Capital Securities (or the Subordinated Debentures) is not subject to this withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     Under the Final Regulations, you will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If you are engaged in a trade or business in the United States and interest on the Capital Securities (or the Subordinated Debentures) is effectively connected with the conduct of your trade or business, you will be subject to United States federal income tax on that interest on a net income basis in the same manner as if you were a United States Person. However, you will not be subject to the withholding described above.

     In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable tax treaty) of your effectively-connected earnings and profits for the taxable year, subject to adjustments. For this purpose, that interest would be included in your earnings and profits.

     You will generally not be subject to United States federal income tax on any gain you realized upon a sale or other disposition of the Capital

Securities (or the Subordinated Debentures ) unless:

     - the gain is effectively connected with your trade or business in the United States,

     - you are an individual and are present in the United States for 183 days or more in the taxable year of that sale, exchange or retirement, and certain other conditions are met, or

     - the gain represents accrued interest on the Subordinated Debentures and you did not satisfy the requirements for the "portfolio interest" exception described above.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Income on the Capital Securities held of record by United States Persons (other than corporations and other exempt holders) will be reported annually to those holders and to the IRS. That income will be reported to you on Form 1099, which should be mailed to the holders of record prior to January 31 following each calendar year.

     "Backup withholding" at a rate of 31% will apply to payments of interest to non-exempt United States Persons unless you:

     - furnish your taxpayer identification number in the manner prescribed in applicable Treasury regulations;

     - certify that the number is correct;

     - certify as to no loss of exemption from backup withholding; and

     - meet certain other conditions.

     In general, no information reporting or backup withholding will be required with respect to payments made by the Issuer to non-United States Persons if a statement described in (1) under "Non-United States Holders" has been received and the payor does not have actual knowledge that you are a United States Person.

     In addition, backup withholding may apply to the payment of proceeds from the disposition of Capital Securities (or Subordinated Debentures) within the United States or conducted through certain United States-related financial intermediaries unless the statement described in (1) under "Non-United States Holders" has been received and the payor does not have actual knowledge that your are a United States Person or you otherwise establish an exemption.

     Any amounts withheld from you under the backup withholding rules generally will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS.

                              ERISA CONSIDERATIONS

     Each fiduciary of any of the following, which we collectively refer to as "Plans":

     - an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"),

     - a plan described in Section 4975 of the Code, including an individual retirement arrangement or a Keogh plan, and

     - any entity whose underlying assets include "plan assets" by reason of any such plan's investment in that entity,

should consider the fiduciary standards of ERISA in the context of the Plan's particular circumstances before authorizing an investment in the Capital Securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (collectively, "Parties in Interest"). A violation of these "prohibited transaction" rules may result in an excise tax, penalty or other liability under ERISA and/or Section 4975 of the Code, unless exemptive relief is available under an applicable statutory or administrative exemption. In the case of an individual retirement account, the occurrence of a prohibited transaction involving the individual who established the individual retirement account, or his or her beneficiaries, would cause the individual retirement account to lose its tax exempt status, unless exemptive relief is available. Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA or Section 4975 of the Code; however, governmental plans may be subject to similar provisions under applicable state laws.

     Under a regulation issued by the U.S. Department of Labor (the "DOL"), which we refer to as the "Plan Assets Regulation", the assets of the Issuer would be deemed to be "plan assets" of a Plan for purposes of ERISA and Section 4975 of the Code if "plan assets" of the Plan were used to acquire an equity interest in the Issuer and no exception were applicable under the Plan Assets Regulation. The Plan Assets Regulation defines an "equity interest" as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features, and specifically includes a beneficial interest in a trust.

     Under an exception contained in the Plan Assets Regulation, the assets of the Issuer would not be deemed to be "plan assets" of investing Plans if:

     - immediately after the most recent acquisition of an equity interest in the Issuer, less than 25% of the value of each class of equity interests in the Issuer were held by "Benefit Plan Investors", which we define as Plans, other employee benefit plans not subject to ERISA or Section 4975 of the Code (such as governmental, church and foreign plans), and entities holding assets deemed to be "plan assets"; or

     - the Capital Securities were "publicly-offered securities" for purposes of the Plan Assets Regulation.

     No assurance can be given that Benefit Plan Investors will hold less than 25% of the total value of the Capital Securities at the completion of the initial offering or thereafter, and we do not intend to monitor or take any other measures to assure satisfaction of the conditions to this exception. In addition, no assurance can be given that the Capital Securities would be considered to be publicly-offered securities under the Plan Assets Regulation.

     Certain transactions involving the Issuer could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to a Plan if the Capital Securities were acquired with "plan assets" of the Plan and the assets of the Issuer were deemed to be "plan assets" of Plans investing in the Issuer. For example, if Chase were a Party in Interest with respect to a Plan (either directly or by reason of its ownership of the Bank or other subsidiaries), extensions of credit between Chase and the Issuer (including the Subordinated Debentures and the Guarantee) would likely be prohibited by Section 406(a)(1)(B) of ERISA and Section 4975(c)(1)(B) of the Code, unless exemptive relief were available under an applicable administrative exemption (see below). In addition, if Chase were considered to be a fiduciary with respect to the Issuer as a result of certain powers it holds (such as its powers to remove and replace the Property Trustee and the Administrative Trustees), it is possible that the optional redemption or acceleration of the Subordinated Debentures would be considered to be a prohibited transaction under
Section 406(b) of ERISA and Section 4975(c)(1)(E) of the Code. In order to avoid these prohibited transactions, each Benefit Plan Investor, by purchasing Capital Securities, will be deemed to have directed the Issuer to invest in the Subordinated Debentures and to have appointed the Property Trustee.

     The DOL has issued five prohibited transaction class exemptions ("PTCEs") that may provide exemptive relief for direct or indirect prohibited transactions that may arise from the purchase or holding of the Capital Securities if assets of the Issuer were deemed to be "plan assets" of Plans investing in the Issuer as described above. Those class exemptions are:

     - PTCE 96-23 (for certain transactions determined by in-house asset managers);

     - PTCE 95-60 (for certain transactions involving insurance company general accounts);

     - PTCE 91-38 (for certain transactions involving bank collective investment funds);

     - PTCE 90-1 (for certain transactions involving insurance company separate accounts); and

     - PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

     Because the Capital Securities may be deemed to be equity interests in the Issuer for purposes of applying ERISA and Section 4975 of the Code, the Capital Securities may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless the purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.

     By purchasing or holding Capital Securities or any interest in them you will be deemed to have represented that either:

     - you are not a Plan or a Plan Asset Entity and are not purchasing the securities on behalf of or with "plan assets" of any Plan; or

     - you are eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.

     If a purchaser or holder of the Capital Securities that is a Plan or a Plan Asset Entity elects to rely on an exemption other than PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, Chase and the Issuer may require a satisfactory opinion of counsel or other evidence of the availability of that exemption.
     Due to the complexity of the above rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Capital Securities on behalf of or with "plan assets" of any Plan consult with their counsel regarding the potential consequences if the assets of the Issuer were deemed to be "plan assets" and regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or any other applicable exemption.

                                  UNDERWRITING

     Chase, the Issuer and the underwriters named below (the "Underwriters") have entered into an underwriting agreement relating to the offer and sale of the Capital Securities (the "Underwriting Agreement"). In the Underwriting Agreement, the Issuer has agreed to sell to each Underwriter, and each Underwriter has agreed to purchase from the Issuer, the number of Capital Securities set forth opposite its name below:

                                                                  NUMBER OF
NAME                                                          CAPITAL SECURITIES
----                                                          ------------------
Chase Securities Inc. ......................................        1,660,000
Salomon Smith Barney Inc. ..................................        1,660,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................        1,650,000
Morgan Stanley & Co. Incorporated...........................        1,650,000
PaineWebber Incorporated....................................        1,650,000
Prudential Securities Incorporated..........................        1,650,000
Bear, Stearns & Co. Inc.....................................          585,000
Goldman, Sachs & Co. .......................................          585,000
Lehman Brothers Inc. .......................................          585,000
ABN Amro Incorporated.......................................           87,500
A.G. Edwards & Sons, Inc. ..................................           87,500
BBV Securities, Inc.........................................           87,500
BT Alex. Brown Incorporated.................................           87,500
CIBC Oppenheimer Corp. .....................................           87,500
Dain Rauscher Incorporated..................................           87,500
Donaldson, Lufkin & Jenrette Securities Corporation.........           87,500
EVEREN Securities, Inc......................................           87,500

                                                                  NUMBER OF
NAME                                                          CAPITAL SECURITIES
----                                                          ------------------
Fidelity Capital Markets, a Division of National Financial Services Corporation .          87,500
J.C. Bradford & Co. ........................................           87,500
McDonald Investments Inc., a Keycorp Company................           87,500
U.S. Bancorp Piper Jaffray Inc. ............................           87,500
Raymond James & Associates, Inc. ...........................           87,500
Robert W. Baird & Co. Incorporated..........................           87,500
The Robinson-Humphrey Company, LLC..........................           87,500
Warburg Dillon Read LLC.....................................           87,500
SG Cowen Securities Corporation.............................           87,500
First Union Capital Markets Corp. ..........................           87,500
BB&T Investment Services, Inc., a Division of Scott &
  Stringfellow..............................................           30,000
Davenport & Company LLC.....................................           30,000
Doley Securities, Inc. .....................................           30,000
Fahnestock & Co. Inc. ......................................           30,000
Fifth Third Securities, Inc. ...............................           30,000
First Albany Corporation....................................           30,000
Gibraltar Securities Co. ...................................           30,000
Gruntal & Co., L.L.C. ......................................           30,000
Wachovia Securities, Inc. ..................................           30,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................           30,000
Janney Montgomery Scott Inc. ...............................           30,000
Legg Mason Wood Walker, Incorporated........................           30,000
McGinn, Smith & Co., Inc. ..................................           30,000
Mesirow Financial, Inc. ....................................           30,000
Morgan Keegan & Company, Inc. ..............................           30,000
Olde Discount Corporation...................................           30,000
Roney Capital Markets, a Division of First Chicago..........           30,000
Charles Schwab & Co., Inc. .................................           30,000
Stephens Inc. ..............................................           30,000
Stifel, Nicolaus & Company, Incorporated....................           30,000
Sutro & Co. Incorporated....................................           30,000
TD Securities (USA) Inc. ...................................           30,000
Tucker Anthony Incorporated.................................           30,000
Utendahl Capital Partners, L.P. ............................           30,000
Wedbush Morgan Securities...................................           30,000
                                                                 ------------
          Total.............................................       14,000,000

     The obligations of the Underwriters under the Underwriting Agreement, including their agreement to purchase the Capital Securities from the Issuer, are several and not joint. Those obligations are also subject to the satisfaction of certain conditions in the Underwriting Agreement. The Underwriters have agreed to purchase all of the Capital Securities if any are purchased.

     The Underwriters have advised us that they propose to offer the Capital Securities to the public at the public offering price that appears on the cover page of this Prospectus Supplement. The Underwriters may offer the Capital Securities to selected dealers at the public offering price minus a selling concession of up to $0.50 per Capital Security. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession of up to $0.35 per Capital Security to certain other dealers. After the initial public offering, the Underwriters may change the public offering price and any other selling terms.

     In view of the fact that the Issuer is using the proceeds from the sale of the Capital Securities to purchase the Subordinated Debentures, Chase has agreed that:

     - Chase will pay the Underwriters compensation for their arrangement of that investment in an amount equal to $0.7875 per Capital Security; and

     - Chase will pay the expenses of Chase and the Issuer related to this offering, which Chase estimates will be $100,000.

     In addition, Chase and the Issuer have agreed:

     - to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933; and

     - that until the closing of the sale of the Capital Securities, Chase will not, without the consent of the Underwriters, offer or sell any securities of the Issuer or Chase that are substantially similar to the Capital Securities.

     The Capital Securities are a new issue of securities, and there is currently no established trading market for the Capital Securities. The Capital Securities have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. We expect trading of the Capital Securities on the New York Stock Exchange to begin within a 30-day period after the initial issuance of the Capital Securities. The Underwriters have advised us that they intend to make a market in the Capital Securities prior to the date trading on the New York Stock Exchange begins. However, they are not obligated to do so and may discontinue any market making in the Capital Securities at any time in their sole discretion. Therefore, we cannot assure you as to the liquidity of the trading markets for the Capital Securities.

     In order to meet one of the requirements for listing the Capital Securities on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more of the Capital Securities to a minimum of 400 beneficial holders.

     Chase's affiliates, including CSI, may use this Prospectus Supplement and the attached Prospectus in connection with offers and sales of the Capital Securities in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to prevailing market prices at the time of sale.

     In connection with this offering, CSI, on behalf of the Underwriters, may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Overallotment involves sales in excess of the offering size, which create a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Capital Securities in the open market for the purpose of pegging, fixing or maintaining the price of the Capital Securities. Syndicate covering transactions involve purchases of the Capital Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the managing underwriter to reclaim a selling concession from a syndicate member when the Capital Securities originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Capital Securities to be higher than it would otherwise be in the absence of those transactions. If CSI engages in stabilizing, syndicate covering transactions or penalty bids it may discontinue them at any time.

     Certain of the Underwriters engage in transactions with and perform services for Chase and its affiliates in the ordinary course of business.

     The Issuer will deliver the Capital Securities to the Underwriters at the closing of this offering when the Underwriters pay the Issuer the purchase price of the Capital Securities. The Underwriting Agreement provides that the closing will occur on May 28, 1999, which is five business days after the date of this Prospectus Supplement. Rule 15c6-1 under the Exchange Act generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

                             VALIDITY OF SECURITIES

     Richards, Layton & Finger, special Delaware counsel to Chase and the Issuer, will opine on certain matters of Delaware law relating to the
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validity of the Capital Securities, the enforceability of the Trust Agreement and the formation of the Issuer. Simpson Thacher & Bartlett, New York, New York, will opine on the validity of the Guarantee and the Subordinated Debentures for Chase, and Cravath, Swaine & Moore, New York, New York, will opine on those matters for the Underwriters. Simpson Thacher & Bartlett and Cravath, Swaine & Moore will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Cravath, Swaine & Moore has represented and continues to represent Chase and its subsidiaries in a substantial number of matters on a regular basis. Simpson Thacher & Bartlett, as tax counsel, will opine on certain matters relating to the United States federal income tax considerations described in this Prospectus Supplement.

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